Filed Pursuant to Rule 433 Registration No. 333-230066 Registration No. 333-230066-01 June 24, 2019

The information in this pricing supplement supplements the preliminary prospectus supplement, dated June 24, 2019 (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

$1,250,000,000 3.125% Senior Notes due 2029 (the “2029 Notes”)
$1,250,000,000 4.200% Senior Notes due 2050 (the “2050 Notes”)

Issuer:	Enterprise Products Operating LLC

Guarantee:	Unconditionally guaranteed by Enterprise Products Partners L.P.

Ratings:*	Baa1 by Moody’s Investors Service, Inc. BBB+ by S&P Global Ratings BBB+ by Fitch Ratings Inc.

Trade Date:	June 24, 2019

Expected Settlement Date:	July 8, 2019 (T+9)

Note Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Principal Amount:	$1,250,000,000 for the 2029 Notes $1,250,000,000 for the 2050 Notes

Maturity Date:	July 31, 2029 for the 2029 Notes January 31, 2050 for the 2050 Notes

Coupon:	3.125% for the 2029 Notes 4.200% for the 2050 Notes

Interest Payment Dates:	January 31 and July 31, commencing January 31, 2020 for the 2029 Notes January 31 and July 31, commencing January 31, 2020 for the 2050 Notes

Price to Public:	99.955% for the 2029 Notes 99.792% for the 2050 Notes

Net Proceeds (after underwriting discounts and offering expenses of $3.46 million):	$2,474,315,000

Benchmark Treasury:	2.375% due May 15, 2029 for the 2029 Notes 3.000% due February 15, 2049 for the 2050 Notes

Benchmark Treasury Yield:	2.030% for the 2029 Notes 2.562% for the 2050 Notes

Spread to Benchmark Treasury:	+110 bps for the 2029 Notes +165 bps for the 2050 Notes

Yield to Maturity:	3.130% for the 2029 Notes 4.212% for the 2050 Notes

Optional Redemption:

2029 Notes:

At any time prior to April 30, 2029 (the “2029 Notes Par Call Date”): in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the 2029 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the 2029 Notes to be redeemed (exclusive of interest accrued to the redemption date) that would have been due if the 2029 Notes had matured on the 2029 Notes Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury yield plus 20 basis points; plus, in either case, accrued and unpaid interest to the redemption date.

On or after the 2029 Notes Par Call Date: in whole or in part, at a price equal to 100% of the principal amount of the 2029 Notes to be redeemed plus accrued and unpaid interest to the redemption date.

2050 Notes:

At any time prior to July 31, 2049 (the “2050 Notes Par Call Date”): in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the 2050 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the 2050 Notes to be redeemed (exclusive of interest accrued to the redemption date) that would have been due if the 2050 Notes had matured on the 2050 Notes Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury yield plus 25 basis points; plus, in either case, accrued and unpaid interest to the redemption date.

On or after the 2050 Notes Par Call Date: in whole or in part, at a price equal to 100% of the principal amount of the 2050 Notes to be redeemed plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	29379V BV4 / US29379VBV45 on the 2029 Notes 29379V BW2 / US29379VBW28 on the 2050 Notes

Joint Book-Running Managers:

J.P. Morgan Securities LLC

BofA Securities, Inc.

Morgan Stanley & Co. LLC

TD Securities (USA) LLC

Barclays Capital Inc.

BBVA Securities Inc.

Deutsche Bank Securities Inc.

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Co-Managers:

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Mizuho Securities USA LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

DNB Markets, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, BofA Securities, Inc. at 1-800-294-1322, Morgan Stanley & Co. LLC at 1-866-718-1649 or TD Securities (USA) LLC at 1-855-495-9846.